FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 20, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

AIRBORNE GEOPHYSICAL SURVEY COMPLETED ON THE MACINNIS LAKE

URANIUM PROJECT

MAX Resource Corp. is pleased to announce that Airborne Time Domain EM and Magnetic surveys have been completed on the Company’s MacInnis Lake Uranium Project in the Northwest Territories.  Exploration is being conducted in search of uranium deposits with emphasis on unconformity related deposits such as those discovered in the Athabasca Basin of Saskatchewan.  The uranium deposits in the Athabasca basin are associated with graphitic fracture and breccia filings and disseminations in elongate or tabular zones hosted by sedimentary to metasedimentary rocks, at or near the contact of a major continental unconformity, which display themselves as good to strong conductors.

The airborne survey was conducted by Fugro Airborne Surveys over the southern portion of the grid using Fugro’s MEGATEM and in the northern 60% with their GEOTEM system.  The surveys covered a total of approximately 951 line kilometers along east-west oriented lines, with 200 meter spacings.  Mr. Jan Klein, M.Sc., P. Eng., P. Geo., consulting geophysicist, is currently reviewing and compiling all of the data generated from the geophysical survey. Results from the survey will be combined with archived historical drill results to assist the company in its drill targeting during subsequent surface exploration planned for this summer.

Mr. Clancy Wendt, P.Geo., is MAX’s Qualified Person for the MacInnis Lake uranium project.  Mr. Wendt stated “the preliminary data we have received confirms the presence of conductors that correspond to the numerous high-grade uranium showings that were previously recorded on the MacInnis Lake property.   Previous drilling at MacInnis Lake did not exceed 150 meters and we are encouraged by the potential at depth delineated by the Megatem surveys conducted by Fugro, as the world-class uranium deposits in Saskatchewan’s Athabasca Basin were encountered at depths of from 50 to 600 meters.

Mr. Wendt has prior experience in uranium exploration with such notable uranium companies as Phillips Uranium, Teton Exploration and Cerro Corporation.  He has conducted all phases of uranium exploration, from conceptual targeting to drilling and evaluation, with extensive experience in the Wyoming, New Mexico, Utah and South Dakota uranium fields.

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 145 miles northwest of Athabasca Lake, Saskatchewan. The MacInnis Lake Uranium project is considered to be an Unconformity-associated uranium deposit type.  Unconformity-related uranium deposits can be extremely high grade and can average up to 10%+ U308;  this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin.

The MacInnis Lake claim block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops, some of which were drilled between 1954 and 1988.  All uranium exploration and drilling datasets from the MacInnis Lake project have been archived and recorded by the Geological Survey of Canada and include;

-

the Dussault, which has an inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike) and values of 0.84% U308 intersected over 2 feet and high-grade samples to 28%

-

the Ace, with a drill indicated resource of 30,000 -  50,000 tons grading 0.18% U308 .

-

the Cole, with numerous trenches with U308 values reported as high as 3.16%, 5.13% and 20%; and

-

the KULT, which has a surface showing 300m x 500m wide with uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308

None of these historic resource estimates conform to modern 43-101 standards and will need to be confirmed and appropriate confirmation drilling completed.  The historic resource estimates are for historical reference only and, because MAX did not perform the resource estimates, MAX does not infer or assert that the resource estimates were performed under current NI 43-101 guidelines, or that the historical uranium resource estimates are reliable or accurate.

All historically archived drill data, on which the above estimates are based, is available from the Northwest Territories Geoscience office of Research and Information.  A National Instrument 43-101 compliant report on the property has been prepared on behalf of Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) and is now accessible on SEDAR.

The world average grade from producing uranium mines is 0.15% U308.  The current spot price for uranium is $29.50 US per pound

MAX has entered into an option agreement with Alberta Star whereby MAX can earn a 50% interest in the MacInnis Lake Uranium Project by making additional cash payments of $15,000 and incurring exploration expenditures totaling $2 Million over a five year period.   Alberta Star will be the operator of the project.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in the Americas.   MAX is currently focused on the discovery of uranium and precious metals in the far North, with interests in properties in Alaska and the Northwest Territories.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Tangent Management

Tel: (604) 642-0115

Toll-free: 1-866-345-0115

info@maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  August 10, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director